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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                            -----------------------
                                  SCHEDULE TO

                                 (RULE 14d-100)
       Tender Offer Statement Pursuant to Section 14(D)(1) or 13(E)(1) of
                      the Securities Exchange Act of 1934

                               (Final Amendment)
                            BRISTOL HOTELS & RESORTS
                           (Name of Subject Company)

                                    BASS PLC
                            BHR NORTH AMERICA, INC.
                                   (Bidders)

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                         Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                            -----------------------

                                   110041100
                     (Cusip Number of Class of Securities)

                                James L. Kacena
                          Bass Hotels & Resorts, Inc.
                         Three Ravina Drive, Suite 2900
                             Atlanta, Georgia 30346
                           Telephone: (770) 604-2000
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)

                                   Copies to:
                                Paul R. Kingsley
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                           Telephone: (212) 450-4000

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Checkthe appropriate boxes below to designate any transactions to which the statement relates:

     |X| third-party tender offer subject to Rule 14d-1.
     |_| issuer tender offer subject to Rule 13e-4.
     |X| going-private transaction subject to Rule 13e-3.
     |_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the
results of the tender offer.    |X|

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


                                  TENDER OFFER

     This Final Amendment ("Final Amendment") amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (the "Schedule TO") originally filed on March 6, 2000, by BHR North America, Inc., a Delaware corporation (the "Purchaser") and an indirect, wholly owned subsidiary of Bass PLC, a corporation organized under the laws of England and Wales ("Parent"), relating to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares") of Bristol Hotels & Resorts, a Delaware corporation (the "Company"), at a price of $9.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 6, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal.

     All capitalized terms used in this Final Amendment without definition have the meanings attributed to them in the Schedule TO.

     The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 6.  Interest in Securities of the Subject Company.

     Item 6 is hereby amended and supplemented by adding to the end thereof the following:

     The Offer expired at 12:00 midnight, New York City time, on Friday, March 31, 2000. Based on a preliminary count by the Depositary, as of midnight, New York City time, on Friday, March 31, 2000, 15,561,859 Shares were validly tendered pursuant to the Offer, representing approximately 87.9% of the Shares outstanding. Such tendered Shares, together with Shares owned by affiliates of Parent, represent approximately 97.6% of the Shares outstanding. Pursuant to the Offer, Purchaser has accepted for payment all such Shares validly tendered according to the terms of the Offer.

Item 12.  Materials to be Filed as Exhibits.

     Item 12 is hereby amended and supplemented by adding the following exhibit:

     (a)(8)    Text of Press Release issued by Parent on April 3, 2000.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:     April 3, 2000

                                                BHR NORTH AMERICA, INC.


                                                By: /s/ Thomas Arasi
                                                   -----------------------------
                                                     Name:  Thomas Arasi
                                                     Title: President



                                                BASS AMERICA, INC.


                                                By: /s/ Andrew F. Simpson
                                                   -----------------------------
                                                     Name:  Andrew F. Simpson
                                                     Title: President



                                                BASS PLC


                                                By: /s/ Thomas Arasi
                                                   -----------------------------
                                                     Name:  Thomas Arasi
                                                     Title: Attorney-in-fact

                                 EXHIBIT INDEX



Exhibit No.
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    (a)(8)        Text of Press Release issued by Parent on April 3, 2000.